Exhibit 99.1

Jiayuan.com Announces Receipt of Amended “Going Private” Proposal

BEIJING, June 8, 2015 /PRNewswire/ — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”), which was formed to review and evaluate the non-binding proposal letter, dated March 3, 2015 (the “Original Proposal Letter”), from Vast Profit Holdings Limited (“Vast Profit”) that proposes a “going-private” transaction involving the acquisition of all of the outstanding ordinary shares of the Company not already owned by Vast Profit (the “Proposed Transaction”), has received an amended non-binding proposal letter, dated June 4, 2015 (the “Amended Proposal Letter”), from Vast Profit.  In the Amended Proposal Letter, Vast Profit has proposed to increase the consideration payable in the Proposed Transaction to a price per share of US$4.80, or US$7.20 per American depositary share of the Company (“ADS”), from the price per share of US$3.58, or US$5.37 per ADS, contained in the Original Proposal Letter.  A copy of the Amended Proposal Letter is attached hereto as Exhibit A.

As previously announced on May 29, 2015, in addition to the proposal from Vast Profit, the Special Committee has received other non-binding proposals regarding a potential transaction involving the Company.  The Special Committee is evaluating all proposals it has received to date.  The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made by the Special Committee with respect to the Company’s response to any proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that any transaction will be approved or consummated.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2014, according to iResearch. Jiayuan recorded an average of 5.4 million monthly active user accounts in the fourth quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

Mr. Christian Arnell

+86-10-5900-1548

carnell@christensenir.com

US

Ms. Linda Bergkamp

+1-480-614-3004
Email: lbergkamp@Christensenir.com

Exhibit A

Exhibit A

June 4, 2015

The Board of Directors

Jiayuan.com International Ltd.

15/ F, Anhua Development Building

No. 35 Anding Road

Chaoyang District, Beijing, China

Dear Sirs:

Reference is made to the non-binding preliminary proposal made by Vast Profit Holdings Limited, a company incorporated under the laws of the Cayman Islands (“VPHL”, “we” or “us”), on March 3, 2015 (the “Original Proposal”), pursuant to which we proposed to acquire all of the outstanding shares of Jiayuan.com International Ltd. (the “Company”) not already owned by us in a going private transaction (the “Acquisition”) at US$5.37 per American Depositary Share (‘‘ADS”), or US$3.58 per ordinary share (each ordinary share representing 2/3 of an ADS).  We currently beneficially own approximately 22% of the Company’s outstanding shares.

Further to our discussion with the special committee (the “Special Committee”) of the Company’s board of directors today, we are pleased to submit this revised non-binding proposal to reaffirm our interests in the Acquisition and improve our proposed purchase price to US7.20 per ADS, or US$4.80 per ordinary share in cash. Other terms contained in the Original Proposal remain unchanged.

We believe that our improved offer provides a very attractive opportunity to the Company’s shareholders.  In addition, we are highly confident that we will be able to timely secure the financing needed for our improved offer price and are prepared to negotiate and finalize with Company all the Definitive Agreements (as defined in the Original Proposal) expeditiously.  This proposal is subject to execution of the Definitive Agreements.

In closing, we would like to express our commitment to working together with the Special Committee to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned.  We look forward to speaking with you.

1

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong SUN
	Name :	Guodong SUN
	Title:	Director

[Proposal Letter Signature Page]